Form 10-K for Fiscal Year Ended December 31, 2010

Comment:

General

1. Please tell us why you have not disclosed the information required by Item 402 and Item 406 of Regulation S-K.

Response:

Item 402 of Regulation S-K

Instruction 1 to Item 402(a)(3) states that the generally required compensation disclosure regarding highly compensated executive officers need not be set forth for an executive officer  whose total annual salary and bonus did not exceed $100,000. For the Fiscal Year Ended December 31, 2010 executive officers and directs of iGenii, Inc. did not get cash or non-cash compensation.

Item 406 of Regulation S-K

Company instituted and posted on its site Code of Ethics as per Item 406 of Regulation S-K

Code of Ethics

Background

Section 406(a) of the Sarbanes-Oxley Act of 2002 mandated the Securities and Exchange Commission (the "SEC") to issue rules to require each issuer to disclose whether or not, and if not, the reason therefore, such issuer has adopted a code of ethics for senior financial officers applicable to its principal financial officer and controller or principal accounting officer, or persons performing similar functions. The SEC's final rules include the issuer's principal executive officer in the group of affected persons. The SEC's disclosure rules require issuers with such a code to make the code publicly available using one of three alternatives:

•
File with the SEC a copy of its code of ethics that applies to the registrant's principal executive officer, principal financial officer, and controller or principal accounting officer, or persons performing similar functions, as an exhibit to its annual report on Form 10-K.

•
Post the text of its code of ethics, or relevant portion thereof, on its Internet website, provided however, that a company choosing this option also disclose its Internet address and intention to provide disclosure in this manner in its annual report on Form 10-K.

•	Undertake in its annual report filed with the SEC to provide a copy of its code of ethics to any person without charge upon request.

Section 406(b) of the Sarbanes-Oxley Act directed the SEC to require issuers to disclose within five business days on Form 8-K or via dissemination on the Internet or other electronic means amendments to, or waivers from, the code of ethics for senior financial officers. The following must be disclosed for changes or waivers:

•
Brief description of the nature of any amendment to a provision of the registrant's code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, as codified at 17 CFR 229.406(b); and

•
Brief description of the nature of a waiver, including an implicit waiver, from a provision of the code of ethics to one of these specified officers or persons that relates to one or more of the elements of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, as well as the name of the person to whom the waiver was granted and the date of the waiver.

o	The term "waiver" is defined as the approval by the registrant of a material departure from a provision of the code of ethics.
o
The term "implicit waiver" is defined as the registrant's failure to take action within a reasonable period of time regarding a material departure from a provision of the code of ethics that has been made known to an executive officer, as defined in Rule 3b-7 under the Securities Exchange Act of 1934.

Purpose

iGenii, Inc. ( the "Company") instituted companywide The Code of Ethics in order to promote honesty, integrity and high standards of conduct, to deter wrongdoings, and to ensure compliance with all applicable federal and state laws and regulations.

It establishes the principles and practices that all Senior Financial Officers are expected to exhibit and promote.

The Chief Executive Officer, Chief Financial Officer and Treasurer or persons performing similar functions (collectively, the "Senior Financial Officers") of the Company do hold important and elevated roles in corporate governance. These Senior Financial Officers are expected to demonstrate the highest level of professional and ethical conduct in the performance of their respective duties, particularly in the areas of finance, internal control over financial reporting, accounting, auditing and risk management. Senior Financial Officers share the responsibility and authority to protect and preserve the interests of the company's shareholders, employees and customers.

Responsibilities of Senior Financial Officers

All Senior Financial Officers are expected at all times to exhibit the highest ethical standards, deter wrongdoing and promote:

Honesty and Ethical Conduct

•	Act with honesty and integrity; and
•	Avoid actual or apparent conflicts of interest involving personal and professional relationships; and
•	Report all potential conflicts of interest to the Chairman of the Board of Directors; and
•	Provide a mechanism for employees to inform the Board of Directors of concerns regarding questionable accounting matters involving the company and/or Senior Financial Officer(s); and
•	Encourage and reward professional integrity in all aspects of the financial organization via the removal of fear of adverse action for raising or helping to restore an integrity concern.

Full, fair, accurate, timely and understandable disclosure

•
Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities Exchange Commission, bank regulatory agencies and shareholders, as well as in other communications made by the Company; and

•	Record all financial transactions in accordance with Generally Accepted Accounting Principles (GAAP).

Compliance with applicable governmental laws

•	Comply with all applicable federal, state and local laws, statutes, rules and regulations via education, monitoring, identification, reporting and correction.

Prompt internal reporting of violations of this Code to an appropriate person(s) identified in the code

•	Report any violations of this Code to the Chairman of the Board of Directors; and

Accountability for adherence to this Code

•	Agree to abide by the provisions of this Code.

Violations

Promptly report any violations of this Code to the Chairman of the Board of Directors.

Compliance with the Code of Ethics is a condition of employment and any violations thereof may result in disciplinary action up to and including termination of employment.

The Company also reserves the right to seek any and all remedies available to restore monetary damages or harm to the Company from a violation of the Code, as well as referral of matters to appropriate legal and/or regulatory authorities for investigation and prosecution.

Requests for Waivers and Changes

The Governance & Nominating Committee of the Board of Directors shall have sole authority to grant waivers of the Code of Ethics. The Governance & Nominating Committee will not grant waivers except under extraordinary circumstances. Any waiver granted by the Governance & Nominating Committee and the reason(s) for the waiver will be publicly disclosed on a timely basis, when required by applicable law. In addition, any change or amendment to the Code of Ethics shall be publicly disclosed on a timely basis as well, when required by applicable law.

Annual Certifications by Senior Financial Officers

On an annual basis, each Senior Financial Officer shall certify in writing as to his/her compliance during the prior year with the Code of Ethics.

Covered	Personnel

(Dated as of September 13, 2011)

As of the above date, the individuals identified below are required to comply with the provision of this Code of Ethics:

Position	Name

President and Chief Executive Officer of the Company	Ross Lavnikevich
Chief Financial Officer of the Company	Rafael Abdurachmanov
Treasurer of the Company	Rafael Mordukhaev

Comment:

Item 9A. Controls and Procedures, page 9

2. Please disclose the conclusions of your chief executive and chief financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the of the year based on the evaluation required by Exchange Act Rule 13a-15 or 15d-15. Please refer to Item 307 of Regulation S-K.

Response:

Although proposed amendments to Exchange Act Rules 13a-15 and 15d-15 would impose a requirement on an issuer's management to conduct an evaluation, with the participation of the issuer's CEO and CFO, of the effectiveness of the issuer's internal controls and procedures for financial reporting (See Release No. 33-8138), the Commission's rules currently do not specifically require an issuer's CEO or CFO, or the issuer itself, to conduct periodic evaluations of the issuer's internal controls or the issuer's internal controls and procedures for financial reporting. Some elements of internal controls are included in the definition of disclosure controls and procedures. There is a current evaluation requirement involving the CEO and the CFO of that portion of internal controls that is included within disclosure controls and procedures as part of the required evaluation of disclosure controls and procedures. We expect that issuers generally also would engage in an evaluation of internal controls. We believe that issuers generally currently evaluate internal controls, for example, in connection with reviewing compliance with Section 13(b) of the Exchange Act or in connection with the preparation or audit of financial statements.

In the case of Item 307(b) of Regulations S-K and S-B, to the extent that an issuer has conducted an evaluation of its internal controls as of the end of the period covered by the report, including under the circumstances described in the preceding paragraph, the issuer should disclose any significant changes to the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. If the issuer has made any significant changes to internal controls or in other factors that could significantly affect these controls, such changes would presumably follow some evaluation, in which case the required disclosure must be made. If the issuer has made no significant changes, then no disclosure is required. This response is also applicable to Item 15(b) of Form 20-F and Item 6(c) of Form 40-F.

Regarding the certifications under Exchange Act Rules 13a-14(b)(5) and (6) and 15d-14(b)(5) and (6), the disclosures under Item 307 of Regulations S-B and S-K described above following any evaluations of internal controls, including in the circumstances described above in which the CEO or the CFO participates, would satisfy the requirements of paragraph (6). Paragraph (5) would currently require that disclosure be made by the CEO and the CFO to the issuer's auditors and the audit committee of its board of directors of any events enumerated in paragraph (5) that have occurred of which the CEO or CFO become aware based on the most recent evaluation of internal controls, including in the circumstances described above, in which the CEO or CFO participates.

Comment:

Signatures, page 12

3. We note that the report has been duly signed on your behalf by your principal executive officer and principal financial and accounting officer. Please revise to also include the second signature block of Form 10-K and include the signatures of your principal executive officer, principal financial and accounting officer and at least a majority of your board of directors indicating each capacity in which they sign the report. Please refer to the signature blocks in Form 10-K and General Instruction D(2) of Form 10-K.

Response:

Company will adapt correct signature feature as per SEC recommendation going forward in all future filings and will include second block of signatures of our principal executive officer, principal financial and accounting officer and a majority of our board of directors indicating each capacity in which they sign the report.

Comment:

Form 10-Q for the Quarterly Period Ended June 30, 2011

4. Please submit the Interactive Data File as an exhibit and post the Interactive data File on your corporate website as required by Item 601(b)(101) of Regulation S-K.

Response:

Company filed this Amendment No. 1 to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011, which was originally filed on August 22, 2011 (the “Original Filing”) for the sole purpose of furnishing Exhibit 101 to the Form 10-Q in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the financial statements and related notes from the Form 10-Q formatted in XBRL (eXtensible Business Reporting Language). As required by Rule 405(a)(2)(ii) of Regulation S-T, Exhibit 101 was required to be furnished by amendment within 30 days of the original filing. Company will post the Interactive data File on your corporate website as required by Item 601(b)(101) of Regulation S-K by September 22, 2011.